UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Goodmeets, Inc.

Legal status of issuer

> ***Form***
> Corporation

> ***Jurisdiction of Incorporation/Organization***
> Delaware

> ***Date of organization***
> October 1, 2013

Physical address of issuer
180 Capp Street, 3rd Floor, San Francisco, CA 94110

Website of issuer
joinwhim.com

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$266,155.00	$7,529.00
Cash & Cash Equivalents	$49,397.00	$7,529.00
Accounts Receivable	$216,758.00	$0.00
Short-term Debt	$30,407.00	$12,953.00
Long-term Debt	$488,000.00	$280,000.00

Revenues/Sales	$407.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$1,250.00	$2,025.00
Net Income	($185,651.00)	($155,595.00)


May 1, 2017

FORM C-AR

Goodmeets, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Goodmeets, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("SEC").

The date of this Form C-AR is May 1, 2017.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could

3

affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Goodmeets, Inc. (the "Company") is a Delaware Corporation, formed on October 1, 2013.

The Company is located at 180 Capp Street, 3rd Floor, San Francisco, CA 94110.

The Company's website is joinwhim.com.

The information available on or through our website is not a part of this Form C-AR.

The Business
Goodmeets, Inc. develops software and mobile technology products (i.e., apps) that facilitate meaningful social connections amongst users. We generate revenue through the sale of memberships, access to features, and/or access to the apps.

The Business Plan
Goodmeets, Inc. develops mobile apps for online dating and other meaningful offline relationships.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have little operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on October 1, 2013. Accordingly, we have relatively little history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The development and commercialization of our products is highly competitive.
We face competition with respect to our key products that we seek to develop or commercialize in the future. Our competitors to our "Whim" dating app include major social media companies worldwide, including Tinder, OkCupid, Coffee Meets Bagel and Bumble. Many of our competitors have significantly greater financial, technical and human resources and superior expertise in research and development and marketing dating apps and websites. These competitors may also in the future compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The amount of capital the Company raised in the Regulation CF offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount previously raised in the Regulation CF offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute to our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an investor to lose all or a portion of his or her investment.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The Company's success depends on the experience and skill of its founder and sole officer and director.
In particular, the Company is dependent on Eve Peters, who is the founder, president, chief executive officer and, at present, sole director of the Company. The Company has not yet entered into an employment agreement with Ms. Peters and there can be no assurance that it will do so or that Ms. Peters will continue to be lead by the Company for a particular period of time. Furthermore, the Company has not taken out any "key person" insurance policies on Ms. Peters. Therefore, in the event Ms. Peters dies or becomes disabled, the Company will not receive any compensation to assist with her absence. The loss of Ms. Peters for any reason would most likely cripple the Company's business, financial condition, cash flow and results of operations.

We rely on a single third-party platform to distribute our apps and collect revenue. If we are unable to maintain a good relationship with the platform, if its terms and conditions or pricing changed to our detriment, if we violate, or if it believes that we have violated, the terms and conditions of its platform, or if the platform were unavailable for a prolonged period of time, our business will suffer.
We derive a majority of our revenue from distribution of our apps on a single platform—the Apple iOS App Store. We expect to similarly use the iOS App Store for distribution of our future apps. We are subject to Apple's standard terms and conditions for application developers, which govern the promotion, distribution and operation of our applications on its platform. In addition, if we violate, or if Apple believes that we have violated, its terms and conditions, Apple may discontinue or limit our access to that platform, which would harm our business. Our business would be harmed if Apple discontinued or limited our access to their platforms, if its platforms declines in popularity, if Apple modifies its current discovery mechanisms, communication channels available to developers, respective terms of service or other policies, including fees, or changes how the personal information of app purchasers is made available to developers or develops its own competitive offerings. Furthermore, any change or deterioration in our relationship with Apple or platform providers could materially harm our business and likely cause our share price to decline. Even if we use different platforms to distribute our products, the Company's business operations will still be reliant on its relations with such platforms.

We rely on various intellectual property rights in order to operate our business.
Our intellectual property rights, including registered trademarks, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Any failure by the Company to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with vendors, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies

for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our products and technology, we rely on a combination of copyright and trademark laws, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our products and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our products, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of violations of intellectual property rights. As the Company grows, the intellectual property rights claims against it will likely increase. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements to avoid the foregoing adverse scenarios, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service

important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

As a social media company with a subscription-based business model, we collect and store our customers' non-public information, including personally identifiable information, such as customer names, telephone numbers, birthdays, height, ethnicity, occupation, etc. We may also collect a customer's email address if the customer chooses to create an account using his or her Facebook profile. Additionally, we share certain information about our customers with vendors that assist with certain aspects of our business—most notably Apple, the main licensee and distributor of our app. While Apple's iOS App Store has relatively strong security measures in place, it is not immune to cyber attack, as evidenced by a breach of its x-code framework by hackers in September 2015. Our Security, and that of the Apple iOS App Store, could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with the Company's current or future information security policies or procedures – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, vendors and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure.

Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties. In addition, any such access, disclosure or other loss of information could disrupt our operations and the products and services we provide to customers, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our revenues and competitive position.

We may need to acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to changes in technology.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

We may need to rapidly and successfully develop and introduce new features to our products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the United States and certain foreign jurisdiction where we may in the future collect revenue.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business
Goodmeets, Inc. develops software and mobile technology products (i.e., apps) that facilitate meaningful social connections amongst users. We generate revenue through the sale of memberships, access to features, and/or access to the apps.

Business Plan
Created by a former Product GM from OkCupid Labs and backed by Dave McClure's 500 Startups fund, Goodmeets, Inc. has and will continue to push the envelope on the intersection of technology and modern dating.

The Company's first product, "Whim," is a dating app that eliminates endless messaging and sends users on real-life dates instead. Whim differentiates itself by its absence of a "messenger" feature and its automatic exchange of matching users' telephone numbers, removing the frustration of aimless texting that characterizes other dating apps.

Whim launched in public beta to San Francisco and New York City in the fall of 2015, and became nationally available in 2016. After a year of intensive product iteration based on live market data and feedback, the Company is now shifting focus toward growth and revenue. Whim earns money based on a "freemium" model: while users can download the app and go on dates for free, premium subscribers gain access to extra features. The Company's early user acquisition strategy was based on earned media, in-app sharing incentives, and word-of-mouth. The next phase of growth will leverage content marketing and paid acquisition as well. The Company will continue to grow the user base and revenue derived from Whim while simultaneously developing new mobile/social apps.

History of the Business
The company was founded by Eve Peters in 2013 for the initial purpose of bringing a new mobile dating app to the United States and international markets.

The Company's Products and/or Services

Product / Service	Description	Current Market

| Whim | Mobile Dating App | USA |

We are developing a second dating app for the international market. It may be completed and/or introduced using the proceeds of the Offering.

We distribute our mobile app through Apple's iOS App Store. Customers discover our products through organic search, word of mouth, press, partnership programs, and advertising.

Competition
The Company's primary competitors are the dating apps Tinder, OkCupid, Bumble, and CoffeeMeetsBagel.

While the dating space is saturated with such "match and message" apps, Whim is the only app providing an actual automated, scalable, date setup service. We solve for the number one pain point of all these other apps, which is that they are inefficient mechanisms for actually meeting someone and forming a real-life connection. On these apps, less than 11% of matches result in actual dates. Our research shows that users are more than 600% more likely to meet in real life through our app, and our retention figures (38% 30-day retention) prove the market's appetite for our solution.

Supply Chain and Customer Base
Our customers are singles, primarily ages 18-50, located in major cities throughout the United States (e.g., New York City, San Francisco, Los Angeles, etc.).

Intellectual Property and Research and Development

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
4720239	IC 009. US 021 023 026 036 038. G & S: software featuring online dating and matchmaking. FIRST USE: 20140627. FIRST USE IN COMMERCE: 20140627	Whim	September 5, 2014	April 14, 2015	USA

All content and design on our website and mobile app are covered under automatic copyright protection. We spend a considerable amount of our time and resources on product research and development, both iterating on our existing product and developing new ones. Our current budget on research and development is approximately $15,000 per month.

Real Property
The Company does not currently own or lease any real property.

Governmental/Regulatory Approval and Compliance
We do not anticipate governmental regulation of our business.

Litigation
None

Other

The Company's principal address is 180 Capp Street, 3rd Floor, San Francisco, CA 94110.

The Company's telephone number is 415-699-4034.

The Company conducts business in California.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Eve Peters

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President and Director from October 4, 2013 and Chief Executive Officer from October 1, 2013 to present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
President and Director of Goodmeets, Inc. from October 4, 2013 and Chief Executive Officer of Goodmeets, Inc. from October 1, 2013 to present. As the sole officer and Director of Goodmeets, Inc., Ms. Peters is responsible for all of the Company's business operations, including product development, marketing, fundraising, outreach and negotiations.

Education
BA, Stanford University, 2004. JD, Berkeley Law (Boalt Hall), 2012.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Eve Peters

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President and Director of Goodmeets, Inc. from October 4, 2013 and Chief Executive Officer of Goodmeets, Inc. from October 1, 2013 to present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
President and Director of Goodmeets, Inc. from October 4, 2013 and Chief Executive Officer of Goodmeets, Inc. from October 1, 2013 to present. As the sole officer and Director of Goodmeets, Inc., Ms. Peters is responsible for all of the Company's business operations, including product development, marketing, fundraising, outreach and negotiations.

Education
BA, Stanford University, 2004. JD, Berkeley Law (Boalt Hall), 2012.

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Directors

Incurrence of indebtedness	Chief Executive Officer/President (as authorized by the Board of Directors)
Sale of property, interests or assets of the Company	Chief Executive Officer/President (as authorized by the Board of Directors)
Determination of the budget	Chief Executive Officer/President (as authorized by the Board of Directors)
Determination of business strategy	Chief Executive Officer/President (as authorized by the Board of Directors)
Dissolution or liquidation of the Company	Board of Directors (as authorized by the Shareholders)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company does not currently have any employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	6,115,584
Voting Rights	Each stockholder shall have one vote for each share of stock entitled to vote held of record by such stockholder and a proportionate vote for each fractional share so held, unless otherwise provided by law or in the Certificate of Incorporation. Each stockholder of record entitled to vote at a meeting of stockholders may vote in person or may authorize any other person or persons to vote or act for him by written proxy executed by the stockholder or his authorized agent or by a transmission permitted by law and delivered to the Secretary of the corporation. No stockholder may authorize more than one proxy for his shares.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Board of Directors and the stockholders could authorize and issue additional shares of Common Stock at a later date. The availability of such Common Stock and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the company by holders of	79.35%[1]

Common Stock	

Type of security	**Options (Non-Qualified Stock Options)**
Amount outstanding	1,169,337
Voting Rights	Each option is convertible into shares of the Common Stock. Upon conversion of their options, the holders shall have one vote for each share of stock entitled to vote held of record by such stockholder and a proportionate vote for each fractional share so held, as described under "Common Stock" above.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Board of Directors and the stockholders could authorize and issue additional options at a later date. The availability of any Common Stock convertible from such options and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the company by holders of the Options (assuming conversion)	15.17%[1]

Type of security	**Convertible Promissory Notes**
Amount outstanding	$288,000
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Convertible Promissory Notes may convert into shares of Preferred Stock of the Company upon the occurrence of a qualified financing of $1,000,000. The availability of such Preferred Stock may be dilutive and such Preferred Stock will have greater rights than the Securities issued pursuant to Regulation CF.
Percentage ownership of the company by holders of the Convertible Promissory Notes (assuming conversion)	The percentage ownership of the Company by holders of the Convertible Promissory Notes upon conversion will depend on the valuation and the fully-diluted capitalization of the Company at the time of the qualified financing at which the Convertible Promissory Notes convert.

Type of security	**Convertible Security**
Amount outstanding	$100,000
Voting Rights	None
Anti-Dilution Rights	The holder of the Convertible Securities has a right of first offer to participate in the next equity financing, on

	the same terms and for the lowest price per share offered up to the number of shares equal to the quotient resulting from dividing the lesser of $500,000 and 20% of the aggregate value of the Preferred Stock sold in the next equity financing by the price paid per share for preferred stock by the investors in the next equity financing.
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Convertible Securities have no maturity date but may be converted into 7% of the number of shares of outstanding Common Stock of the Company on a fully-diluted basis. The Convertible Securities automatically convert into shares of Common Stock of the Company upon the occurrence of a qualified financing of $1,000,000. The availability of such Common Stock may be dilutive and such Common Stock will have greater rights than the Securities issued pursuant to Regulation CF.
Percentage ownership of the company by holders of the Convertible Promissory Notes (assuming conversion)	The percentage ownership of the Company by holders of the Convertible Securities upon conversion will be either be 7% or a percentage contingent on the valuation and the fully-diluted capitalization of the Company if such Convertible Securities convert upon a qualified financing.

Securities issued pursuant to Regulation CF:

Type of security	SAFEs (Simple Agreements for Future Equity)
Amount outstanding	216,758
Voting Rights	None,
Anti-Dilution Rights	None

(1) The percentage ownership of the Company by the holders of these securities takes into account the remaining 421,904 shares of Common Stock that are unissued but reserved for the Company's 2014 Equity Incentive Plan.

The Company has the following debt outstanding:

Type of debt	Deferred Fees
Name of creditor	Sidley Austin LLP
Amount outstanding	$50,000
Interest rate and payment schedule	Payment upon the occurrence of a qualified financing of $1,000,000 or more; schedule to be determined

The total amount of long-term debt of the Company, including convertible promissory notes and convertible securities, but excluding SAFEs, is $488,000.

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption

					from Registration Used or Public Offering
Convertible Promissory Notes	1	$25,000	Professional Fees, Marketing, R&D, Salaries & General Admin and Working Capital	12/22/2016	Regulation D, Rule 506(b)
SAFEs	216,758	$216,758	Professional Fees, Marketing, R&D, Salaries & General Admin and Working Capital	10/24/2016	Regulation CF
Convertible Promissory Notes	11	$263,000	Professional Fees, Marketing, R&D, Salaries & General Admin and Working Capital	7/7/2014	Regulation D, Rule 506(b)
Convertible Security	1	$100,000	Professional Fees, Marketing, R&D, Salaries & General Admin and Working Capital	7/3/2014	Regulation D, Rule 506(b)
Stock Options	2,294,705[1]	$0	None	7/3/2014	Rule 701
Common Stock	8,924,843[2]	$0	None	7/3/2014	Securities Act, Section 4(a)(2); Rule 701

(1) Of the Company's 2,294,705 issued Options, 1,089,444 Options have been cancelled and 35,954 Options have been exercised and converted into shares of Common Stock. 1,169,337 Options are currently issued and outstanding.
(2) Of the Company's 8,924,843 issued shares of Common Stock, 2,809,259 shares have been repurchased by the Company. There are currently 6,115,584 shares of Common Stock issued and outstanding.

Ownership
A majority of the Company is owned by its founder Eve Peters.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Eve Peters	91.56%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information.

Operations

The Company's prior earnings and cash flows are not indicative of future earnings and cash flows. To date, we have prioritized building a network and have not focused on monetizing the early customer base. The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals: growing the user base throughout the United States, expanding the user base internationally, continuing product development, and testing and optimizing revenue streams. The Company currently requires $15,000 per month to sustain operations.

Liquidity and Capital Resources

On October 24, 2016, the Company conducted an offering pursuant to Regulation CF and raised $216,758. While the proceeds of the Offering were not necessary to the current operations of the Company, they are important and are helping help us to realize current and future operations.

In addition to the proceeds from the Regulation CF Offering and prior offerings, the Company currently generates revenue through subscriptions to its first product: our "Whim" dating app.

Capital Expenditures and Other Obligations

The Company has accrued $50,000 in legal fees. Fees will be due when the Company raises an equity round of $1,000,000 or more. The Company has otherwise not made any material capital expenditures in the past two years. Aside from the intended use of proceeds from the Offering (i.e. acquisitions and content marketing), the Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

None

Trends and Uncertainties

The Company does not currently believe it is subject to any trends or uncertainties.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

Restrictions on Transfer

Any securities issued pursuant to Regulation CF (the "Securities") may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Eve Peters, Founder & CEO
Relationship to the Company	Eve Peters, Founder & CEO
Total amount of money involved	$173,000
Benefits or compensation received by related person	Convertible Promissory Notes identical to those received by other investors (see "Capitalization" above).
Benefits or compensation received by Company	A cash investment in the Company.
Description of the transaction	Investment by the Company's founder Eve Peters in exchange for a Convertible Promissory Note.

Distributions or Payments

Related Person/Entity	Eve Peters, Founder & CEO
Relationship to the Company	Eve Peters, Founder & CEO
Total amount of money involved	$18,000
Benefits or compensation received by related person	Payment for contractor services.
Benefits or compensation received by Company	The Founder's services as a contractor to the Company.
Description of the transaction	The Company paid compensation to its founder Eve Peters as a contractor to the Company.

Conflicts of Interest

The Company has not engaged in any transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

_____
(Signature)

Eve Peters
_____
(Issuer)

President and CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

_____
(Signature)

Eve Peters
_____
(Name)

President, CEO and Director
_____
(Title)

April 25, 2017
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A
Financial Statements

GOODMEETS, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2016 AND 2015

Goodmeets, Inc.
Index to Financial Statements
(unaudited)

GOODMEETS, INC.
BALANCE SHEETS
DECEMBER 31, 2016 AND 2015
(unaudited)

		2016		2015
Assets				
Current assets				
Cash	$	49,397	$	7,529
Simple agreement for future equity receivable		216,758		-
Current assets		266,155		7,529
Total assets	$	266,155	$	7,529
Liabilities and Stockholders' Deficit				
Current liabilities				
Accounts payable	$	1,445	$	209
Accrued liabilities		28,962		12,744
Current liabilities		30,407		12,953
Convertible debt		130,000		105,000
Convertible debt related parties		258,000		75,000
Convertible security		100,000		100,000
Simple Agreement for Future Equity		216,758		-
Total liabilities		735,165		292,953
Commitments and contingencies (Note 4)		-		-
Stockholders' Deficit:				
Common stock, no par value, 10,000,000				
shares authorized, par value $0.00001; 6,115,584				
shares issued and outstanding as of				
December 31, 2016 and 2015, respectively		61		61
Additional paid-in capital		9,317		7,252
Accumulated deficit		(478,388)		(292,737)
Total stockholders' deficit		(469,010)		(285,424)
Total liabilities and stockholders' deficit	$	266,155	$	7,529

See accompanying accountants' review report and notes to the financial statements

GOODMEETS, INC.
STATEMENTS OF OPERATIONS
(unaudited)

		2016		2015
Revenues	$	407	$	-
Operating Expenses:				
General and administrative		16,896		87,346
Sales and marketing		24,193		2,931
Research and development		136,224		56,430
Total operating expenses		177,313		146,707
Operating loss		(176,906)		(146,707)
Other expense:				
Interest expense		8,136		7,613
Total other expense		8,136		7,613
Loss before provision for income taxes		(185,042)		(154,320)
Provision for income taxes		609		1,275
Net loss	$	(185,651)	$	(155,595)

GOODMEETS, INC.
STATEMENTS OF STOCKHOLDERS' DEFICIT
(unaudited)

	Common stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Capital	Deficit	Deficit
December 31, 2014	6,079,630	61	5,008	(137,142)	(132,073)
Stock based compensation	35,954	-	360	-	360
Stock option compensation	-	-	1,884	-	1,884
Net loss	-	-	-	(155,595)	(155,595)
December 31, 2015	6,115,584	$ 61	$ 7,252	$ (292,737)	$ (285,424)
Stock option compensation	-	-	2,065	-	2,065
Net loss	-	-	-	(185,651)	(185,651)
December 31, 2016	6,115,584	$ 61	$ 9,317	$ (478,388)	$ (469,010)

See accompanying accountants' review report and notes to the financial statements

GOODMEETS, INC.
STATEMENTS OF CASH FLOWS
(unaudited)

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (185,651)	$ (155,595)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation	2,065	2,244
Changes in operating assets and liabilities:		
Accounts payable	1,236	(591)
Accrued liabilities	16,218	9,474
Net cash used in operating activities	(166,132)	(144,468)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from convertible debt	25,000	80,000
Proceeds from convertible debt related parties	183,000	-
Proceeds from convertible security	-	-
Net cash provided by financing activities	208,000	80,000
Increase (decrease) in cash and cash equivalents	41,868	(64,468)
Cash and cash equivalents, beginning of year	7,529	71,997
Cash and cash equivalents, end of year	$ 49,397	$ 7,529
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ 609	$ 2,025

NOTE 1 – NATURE OF OPERATIONS

Goodmeets, Inc. was incorporated on October 1, 2013 ("Inception") in the State of Delaware. The Company's headquarters are located in San Francisco, California. The financial statements of Goodmeets, Inc. (which may be referred to as the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

We have developed a mobile application, *Whim,* which is a mobile dating app that eliminates endless messaging and sends users on real-life dates instead. The *Whim* app launched in 2015 and is available for download on the iOS App Store. *Whim* allows users to create a profile, indicate their availability, browse other user profiles and choose the people they would like to meet. As soon as two users have mutual interest and a schedule that aligns, the app selects a local meeting spot and sets the users up for a date at a specific time and place. Once the date is set, the users are encouraged to get in touch to confirm plans with each other using personal phone numbers. *Whim* is the first dating app to offer a true dating service, taking matches offline and turning virtual connections into real-life dates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued liabilities, and convertible debt. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Internal Use Software
We incur software development costs to develop software programs to be used solely to meet our internal needs and cloud-based applications used to deliver our services. In accordance with Accounting Standards Codification ("ASC") 350-40, Internal-Use Software, we capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred. To date, no amounts have been capitalized.

Accounting for Convertible Notes and Securities with Beneficial Conversion Features
The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there are derivative financial instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where a host instrument contains more than one embedded derivative instrument, including a conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. Also, in connection with the sale of convertible debt and equity instruments, the Company may issue freestanding warrants that may, depending on their terms, be accounted for as derivative liabilities rather than as equity.

The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to interest expense, using the effective interest method.

Modifications to Convertible Debt
The Company accounts for modifications of embedded conversion features ("ECFs") in accordance with ASC 470-50 ("ASC 470-50") – Debt Modifications and Extinguishments. ASC 470-50 requires the modification of a convertible debt instrument that changes the fair value of an ECF be recorded as a debt discount and amortized to interest expense over the remaining life of the debt. If modification is considered substantial (i.e., greater than 10% of the carrying value of the debt), an extinguishment of the debt is deemed to have occurred, resulting in the recognition of an extinguishment gain or loss.

Revenue Recognition
The Company recognizes revenue from subscription sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Research and Development
We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist primarily of outside service providers. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. At December 31, 2016 and 2015, the Company has established a full allowance against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

NOTE 3 – DEBT

Convertible Debts
During 2016 and 2015, to fund operations the Company entered into a series of contingently convertible note agreements with third parties and related parties totaling $208,000 and $80,000, respectively. The notes bear interest at 4% per annum, and had original maturity dates ranging from July 2016 to July 2017 based on a two-year maturity, which subsequently, in October 2016 have been extended to July 2018. Thus, the notes are reflected as long term liabilities at December 31, 2016 and 2015. Of these amounts $75,000 was due to related parties at December 31, 2016 and 2015.

Each of the notes in this series contains both optional and automatic conversion features. An automatic conversion can be triggered upon a qualified financing, defined as a transaction or series of transactions in which the Company sells Preferred Stock for aggregate proceeds of at least $1,000,000. In such instance the notes and interest thereon are convertible at the lesser of: 1) rates ranging from 75-80% (20-25% discount) of the price paid per share of the preferred stock in the qualified offering and 2) a price per share calculated for the next round of financing assuming $4,000,000 pre-money valuation of the Company.

If upon maturity, an automatic conversion has not occurred, the holder at their option may convert the outstanding principal and interest thereon into common stock at a price per share assuming a $10,000,000 valuation of the Company.

Upon a change in control, at the option of the holder, the debt may be payable on demand at twice the amount of all principal and interest thereon then outstanding or convertible into common stock priced by dividing $4,000,000 into the number of shares representing the fully dilutive capitalization.

Since the conversion is based upon contingent future events, the effects of such including whether or not a beneficial conversion feature is present, won't be recorded until a contingent event is triggered. As of December 31, 2016, the notes aren't convertible into shares of common stock.

Convertible Security
In July 2014, the Company entered into a convertible security agreement for $100,000. The security has no maturity date and bears no interest but provides the right of the investor to future equity per the terms of the agreement. The Company received $75,000 to fund operations. The remaining $25,000 was withheld and paid as a program fee to the holder for goods provided and services rendered for a four-month accelerator program. The security is convertible at the option of the holder at any time equal to 7% of the number of shares of outstanding common stock of the Company, on a fully-diluted basis. The note is also automatically convertible upon the next equity financing, defined as gross proceeds of not less than $1,000,000 in preferred stock into an amount equal to 7% of the number of shares of outstanding common stock of the Company on a fully-diluted basis. In the event of a corporate transaction as defined by the agreement, and at the election of the holder, the security is convertible into an amount equal to 7% of the number of shares of outstanding common stock of the Company, on a fully-diluted basis or the investor shall be paid an amount equal to two times (2x) the purchase price of the security.

The debt holder also receives the right of first offer to participate in the next equity financing, on the same terms and for the lowest price per share offered up to the number of shares equal to the quotient resulting from dividing the lesser of $500,000 and 20% of the aggregate value of the preferred stock sold in the next equity financing by the price paid per share for preferred stock by the investors in the next equity financing.

On the date of issuance, a beneficial conversion feature wasn't present. Since the other conversions are based upon contingent future events, the effects of such including whether or not a beneficial conversion feature is present, won't be recorded until a contingent event is triggered.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

During 2016 the Company commenced a Regulation Crowdfunding campaign. The Regulation Crowdfunding campaign offered Simple Agreements for Future Equity (SAFE). SAFE notes are deposits on a future qualifying round of preferred stock as described below. Upon such a financing, the investors deposits are converted into the qualifying round of preferred stock. The SAFE deposits totaling $216,758, which were received in 2017 convert at 80% (20% discount) if the valuation of the preferred round is $5,000,000 or higher. If the preferred round is priced below $5,000,000 the deposits are converted at the lesser valuation. The Regulation Crowdfunding round was closed as of December 31, 2016 and amounts were released from escrow in 2017. Such amounts are included as a receivable and long-term liability on the accompanying balance sheet.

NOTE 5 – STOCKHOLDERS' DEFICIT

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.00001.

Shares Issued for Services
In 2015, the Company issued 35,954 shares of common stock to an advisor for services rendered. In connection with this issuance, the Company determined the fair market value of each common share to be $0.01, recognizing total expense of $360 which is included in general and administrative expense in the accompany statement of operations.

Stock Options

In July 2014, our Board of Directors adopted the Goodmeets, Inc. 2014 Stock Plan (the "2014 Plan"). The 2014 Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of our common stock. Up to 1,627,165 shares of our common stock may be issued pursuant to awards granted under the 2014 Plan. The 2014 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

In 2016 and 2015, the Company granted 431,448 and 1,456,933 stock options under the 2014 Plan to various advisors and employees, respectively. The granted options had an exercise price of $0.01, expire in ten years, and ranged from 100% immediate vesting, to vesting over a four-year period. The stock options were valued using the Black-Scholes pricing model as indicated below:

	December 31, 2016	December 31, 2015
Expected life (years)	6.25	6.25
Risk-free interest rate	1.9%	1.8%
Expected volatility	45%	45%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock by looking at a market approach which takes into consideration the value of development to date and subscriber base.

A summary of the Company's stock options activity and related information is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted average Remaining Contractual Term
Outstanding at December 31, 2014	370,370	$ 0.01	9.5
Granted	1,456,933	0.01	10.0
Exercised	-	-	
Expired/Cancelled	(730,803)	0.01	
Outstanding at December 31, 2015	1,096,500	$ 0.01	9.3
Granted	431,448	0.04	
Exercised	-	-	
Expired/Cancelled	-	-	
Outstanding at December 31, 2016	1,527,948	$ 0.02	8.6
Exercisable at December 31, 2015	630,844	$ 0.01	9.3
Exercisable at December 31, 2016	950,136	$ 0.02	8.4

Stock option expense for the years ended December 31, 2016 and 2015 was $__ and $1,884, respectively. The Company will recognize the remaining value of the options through 2019 with expected expense in each year through 2019 of approximately $1,000 - $2,000, less amounts related to options that do not vest.

NOTE 6 – INCOME TAXES

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. As of December 31, 2016, the Company had net operating losses of approximately $448,000. The Company is subject to Federal and State income taxes at stated rates and has used an effective blended rate of 34% to derive a net deferred tax asset of approximately $152,000 and $90,000 as of December 31, 2016 and 2015, respectively. Due to the uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating losses before they expire, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero, and accordingly, has only recorded an income tax provision for minimum state taxes for the years ended December 31, 2016 and 2015. The increase in valuation allowance for the years ended December 31, 2016 and 2015 was approximately $62,000,000 and $52,000, respectively.

Based on federal tax returns filed or to be filed through December 31, 2016, we had available approximately $448,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards start to expire in 2034 or 20 years for federal income and state tax reporting purposes.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware and California state jurisdictions. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

NOTE 7 – RELATED PARTY TRANSACTIONS

Convertible Debt from Related Party
During 2014, the Company raised money from its Chief Executive Officer ("CEO") and relatives of its CEO for a total of $75,000 which is included in convertible debt related parties in the accompanying balance sheets. On July 13, 2015, the debt was modified to reduce the valuation cap from 6,000,000 to 4,000,000 for conversion purposes. In October 2016, the debt was modified to extend the due dates to July 2018.

In 2016, the Company raised $183,000 in additional convertible debt from the Company's Chief Executive Officer with the same terms as those described in Note 3.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through April 25, 2016, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.